Exhibit 99.1

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
Infineon Announces Voluntary Filing for Deregistration with the U.S. Securities and Exchange Commission
Neubiberg, Germany — August 6, 2010 — Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) has voluntarily filed a Form 15F with the U.S. Securities and Exchange Commission to terminate the registration of Infineon’s ordinary shares under the U.S. Securities Exchange Act. As a result of this filing, Infineon’s obligations to file certain reports with the SEC, including an annual report on Form 20-F and current reports on Form 6-K, have been suspended. Infineon expects that the termination of its reporting obligations will become effective in 90 days. Infineon believes that these steps will serve the interests of the company’s shareholders by helping to reduce the complexity and administrative costs related to the company’s corporate reporting systems. Infineon voluntarily delisted from the New York Stock Exchange (“NYSE”) in April 2009, and since that time its American Depositary Shares (ADSs) have been traded over the counter on the OTCQX International Premier market.
Infineon’s ordinary shares will continue to be listed on the Frankfurt Stock Exchange, as well as regional German stock exchanges, and Infineon will continue to maintain the highest standards of transparent financial reporting, investor relations and corporate governance.
Infineon also remains committed to serving its investor base in the United States. Infineon intends to maintain a sponsored “Level 1” ADR facility, and expects that its ADSs will continue to be quoted on the OTCQX International Premier market under the symbol “IFNNY”. Infineon will make the information available in English required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934 on its website at www.infineon.com.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September 30), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com
This news release is available online at www.infineon.com/press/

For the Finance and Business Press: INFXX201008-0xxe

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com